Mayquest Ventures, Inc.
           Roman Zherdytskyi, President and Chief Executive Officer
                            Mayquest Ventures, Inc.
                          c/o Hydrangea Holdings Ltd.
                          1 Glafkou Street, Office 1
                             1085 Nicosia, Cyprus



Attention: Larry Spirgel, Assistant Director,
Division of Corporation Finance
U.S. Securities and Exchange Commission
Telephone number: (202) 551-3810

      RE:   MAYQUEST VENTURES, INC.
            FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
            FILED MARCH 31, 2010
            FILE NO. 000-53701

Dear Mr. Spirgel:

Thank you for your request of October 28, 2010 to provide additional information about Mayquest Ventures, Inc under the Form 10-K (File No. 000-53701). I report the following.

At the present time, Mayquest Venture, Inc., a shell company, other than a business combination related shell company, as those terms are defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), hasn't completed any transaction that has the effect of causing it to cease being a shell company and as disclosed in Mayquest Ventures, Inc.

After processing your comments and reviewing Rule 3-11 of Regulation S-X we discover necessity to audit company's financial statements. Company will display audited financial statements in amendment to Form-10K for the fiscal year ended on December 31, 2009.

I would like to confirm that company met Rule 3-11(e) of Regulation S-X as no exchange upon which the shares are listed, or governmental authority having jurisdiction, hadn't required the furnishing to it or the publication of audited financial statements.

By this I confirm that Mayquest Ventures, Inc. acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe that all explanations and statements mentioned above properly disclose additional information required by SEC.

Respectfully submitted,


/S/ ROMAN ZHERDYTSKYI
-------------------------------------------------
President and Director of Mayquest Ventures, Inc.